UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Gregory E. Deavens Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101		13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,000,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,000,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,000,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 5 of 6 Pages

Explanatory Note:

This Amendment No. 7 to Schedule 13D is being filed by the Reporting Persons (as defined below) to report a voting agreement with respect to securities of InsPro Technologies Corporation (the "Issuer"), beneficially owned by certain of the Reporting Persons. The voting agreement is not a purchase or sale of securities of the Issuer and has no effect on the overall number of securities of the Issuer beneficially owned in the aggregate by the Reporting Persons. This Amendment No. 7 refers only to information that has materially changed since the filing by the Reporting Persons of Amendment No. 6 to Schedule 13D with the Securities and Exchange Commission on November 30, 2017 and updates information regarding the Reporting Persons' (i) beneficially owned shares of common stock (the “Shares”) of the Issuer and (ii) directors, managers and executive officers.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Independence Health Group, Inc. ("IHG").
(ii)	AmeriHealth, Inc. ("AmeriHealth"), a wholly-owned subsidiary of IHG.
(iii)	Independence Blue Cross, LLC ("IBC LLC"), a wholly-owned subsidiary of AmeriHealth.

Item 2 of this Schedule 13D is hereby supplemented with the information set forth on Attachment A.

Item 3.	Source and Amount of Funds or Other Consideration

The voting agreement is not a purchase or sales of securities of the Issuer by the Reporting Persons and the Reporting Persons continue to beneficially own, in the aggregate, the same number of securities of the Issuer as beneficially owned prior to entering into the voting agreement.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

Voting Agreement

On January 30, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Majesco, a California corporation (“Parent”), and Majesco Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the “Merger”).

Concurrently with the execution of the Merger Agreement, IBC LLC entered into a voting agreement (the “Voting Agreement”) with Parent and Merger Sub, dated January 30, 2020, pursuant to which, among other things and subject to the terms and conditions of the Voting Agreement, IBC LLC has agreed at every meeting of the shareholders of the Issuer called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer with respect to any of the following matters, IBC LLC will, or will cause the holder of record on any applicable record date to (including via proxy), vote 100% of the common stock and Series B Convertible Preferred Stock, and any common stock, Series B Convertible Preferred Stock or other capital stock of the Issuer it acquires prior to the expiration date of the Voting Agreement (collectively, the “Voting Shares”), owned beneficially or of record by IBC LLC, (i) in favor of the adoption of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against (a) any Acquisition Proposal (as defined in the Merger Agreement) or any action which is a component of any Acquisition Proposal, (b) the adoption of any transaction agreement related to an Acquisition Proposal, (c) any other action that would in any manner (1) prevent, impede, frustrate or nullify any provision of the Merger Agreement, (2) amend the Charter Documents (as defined in the Merger Agreement) of the Issuer or change the voting rights of any class of capital stock of the Issuer or (3) otherwise interfere with or delay the Merger or the other transactions contemplated by the Merger Agreement.

In the event of a Company Board Recommendation Change (as defined in the Merger Agreement) relating to a Superior Proposal (as defined in the Merger Agreement) made in compliance with the Merger Agreement, solely in connection with a vote that is subject to subpart (i) of the second paragraph under Voting Agreement above: (i) the number of Voting Shares shall be modified without any further notice or any action by the Issuer or IBC LLC to be only such number that is equal to thirty-three percent (33%) of each of the total number of outstanding shares of each class of stock constituting the Voting Shares (the “Lock-Up Subject Shares”), such that IBC LLC shall only be obligated to vote the Lock-Up Subject Shares in the manner set forth in subpart (i) of second paragraph under Voting Agreement above; and (ii) IBC LLC, in its sole discretion, shall be free to vote or cause to be voted, in person or by proxy, all of the remaining shares in excess of the Lock-Up Subject Shares in any manner they may choose. IBC LLC also irrevocably and unconditionally waived, and agreed not to exercise, assert or perfect, any rights of dissent and appraisal under Section 262 of the Delaware General Corporation Law to the extent IBC LLC is entitled to such rights under such Section 262.

Pursuant to the terms of the Voting Agreement, IBC LLC has agreed not to directly or indirectly (i) sell, assign, transfer, dispose of, pledge or otherwise subject to a Lien (as defined in the Merger Agreement), any of the Voting Shares, (ii) deposit any of the Voting Shares in a voting trust or enter into a voting agreement or other arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Voting Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer, disposition, pledge or other Lien of any Voting Shares, (iv) take any action that would make any representation or warranty of IBC LLC contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling IBC LLC from performing its obligations thereunder or (v) otherwise agree to do any of the foregoing clauses (i) through (iv); provided, however, IBC LLC may transfer the Voting Shares in connection with any charitable giving, so long as any such Voting Shares and the record or beneficial owner continue to be bound after such transfer or distribution in all respects by the terms of the Voting Agreement.

The Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Expiration of Warrants

A previously-reported Warrant of the Issuer held by IBC LLC, originally issued on August 14, 2014 (for the purchase of 30,000 shares of Series B Convertible Preferred Stock) expired in accordance with its terms on May 22, 2019. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, accordingly experienced a decrease of 30,000 shares of Series B Convertible Preferred Stock (representing 600,000 Shares) beneficially owned. The Reporting Persons did not previously report this decrease because it did not constitute a material change in the facts set forth in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) IBC LLC owns 2,500,000 shares of Series B Convertible Preferred Stock of the Issuer, which are convertible into 50,000,000 shares of Common Stock. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, may each be deemed to beneficially own 50,000,000 shares of Common Stock of the Issuer (or approximately 54.5% of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing).

The beneficial ownership percentage provided herein is based on shares of the Issuer's Common Stock outstanding on November 12, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019. The foregoing also reflects the expiration of the Warrant as explained in Item 4 of this Schedule 13D, which is incorporated herein by reference.

(b) See rows (7) through (10) of the cover pages for IBC LLC, AmeriHealth and IHG at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c) Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, or Director or Manager (as applicable) of the Reporting Persons, effected any transaction in the Issuer's securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7. Material to be filed as Exhibits

Item 7 is hereby supplemented to add the following:

Ex. 99.1 Voting Agreement, dated January 30, 2020, by and among Majesco, Merger Sub and IBC LLC.

CUSIP No. 45778T 101	13D

SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.

/s/ Gregory E. Deavens
Gregory E. Deavens
Executive Vice President, Chief Financial Officer, and Treasurer
January 31, 2020

Attachment A

Board of Directors of IHG

The following is a list of the members of the Board of Directors of Independence Health Group, Inc. ("IHG"), setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted (the headquarters address of IBC LLC is listed for certain retired directors). All directors listed are citizens of the United States.

Name	Position with IHG	Present Principal Occupation	Address/ Principal Business
Charles P. Pizzi	Director, Chairman of the Board	Retired	8601 Thomas Mill Terrace Philadelphia, PA 19128
Joseph A. Frick	Director, Vice Chairman of the Board	Senior Advisor	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
Daniel J. Hilferty	Director, CEO, Vice Chairman of the Board	CEO	Independence Health Group 1901 Market Street Philadelphia, PA 19103 (health insurance)
Thomas A. Leonard, Esq.	Director, Vice Chairman of the Board	Partner/Chairman	Obermayer, Rebmann, Maxwell & Hippel Centre Square West 1500 Market Street, Suite 3400 Philadelphia, PA 19102 (law firm)
Robert W. Bogle	Director	President	The Philadelphia Tribune 520-26 South 16th Street Philadelphia, PA 19146 (newspaper)
Yvette D. Bright	Director	Retired	739 Westview Street Philadelphia, PA 19119
A. Bruce Crawley	Director	Principal	Millennium3 Management Inc. 726-28 Market Street, Suite 805 Philadelphia, PA 19106 (public relations consulting services)
Nicholas DeBenedictis	Director	Chairman Emeritus	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Pasquale T. Deon	Director	Chairman	Southeastern Pennsylvania Transportation Authority c/o 526 Oxford Valley Road P.O. Box 5 Fairless Hills, PA 19030 (transportation)
Patrick J. Eiding	Director	President	Philadelphia AFL-CIO 22 S. 22nd Street - 2nd Floor Philadelphia, PA 19103 (labor organization)
Patrick B. Gillespie	Director	Retired	c/o Independence Health Group Attn: Corporate Secretary, 43rd Floor 1901 Market Street Philadelphia, PA 19103

Nicholas A. Giordano	Director	Retired	1755 Governor's Way Blue Bell, PA 19422
John Griffin	Director	Executive Director, Private Wealth Advisor	Morgan Stanley c/o 30 Fox Ridge Drive Malvern, PA 19355 (financial services)
Anne F. Kelly King	Director	Chief of Staff	Philadelphia City Council 332 City Hall Philadelphia, PA 19107 (city government)
Andrew L. Lewis, IV	Director	Consultant	356 Exeter Road Haverford, PA 19041 (consulting services)
Charisse R. Lillie, Esq.	Director	Consultant, CEO	CRL Consulting 7000 Emlen Street Philadelphia, PA 19119 (consulting services)
J. William Mills, III	Director	President	J. W. Mills & Associates, LLC 110 Masons Way Newtown Square, PA 19073 (consulting services)
Denis P. O'Brien	Director	Retired	321 Canterbury Road Havertown, PA 19083
Michael V. Puppio, Jr., Esq.	Director	Partner (attorney)	Raffaele Puppio 19 W. Third Street Media, PA 19063 (law firm)
Pedro A. Ramos, Esq.	Director	President & CEO	The Philadelphia Foundation 1835 Market Street Suite 2410 Philadelphia, PA 19103 (community foundation)
William R. Sasso, Esq.	Director	Chairman	Stradley, Ronan, Stevens & Young, LLP 2005 Market Street Philadelphia, PA 19103 (law firm)
William R. Sautter	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
Frank G. Spencer	Director	Second General Vice President	United Brotherhood of Carpenters 43C Kings Highway West Haddonfield, NJ 08033 (labor organization)

Board of Directors of AmeriHealth and Board of Managers of IBC LLC

The individuals listed below are the members of both the Board of Directors of AmeriHealth, Inc. ("AmeriHealth") and the Board of Managers of Independence Blue Cross, LLC ("IBC LLC"). All are executive officers of IBC LLC, and their employment as such constitutes their principal occupation. Each named individual has a business address at 1901 Market Street, Philadelphia, PA 19103, and all are citizens of the United States.

Daniel J. Hilferty

Gregory E. Deavens

Paul A. Tufano, Esq.

Executive Officers of IHG, AmeriHealth and IBC LLC

The executive officers of IHG, AmeriHealth and IBC LLC are listed below. Each has a business address at 1901 Market Street, Philadelphia, PA 19103. Positions shown are the present principal occupation of each named individual, and all are citizens of the United States.

Name

Daniel J. Hilferty

Gregory E. Deavens

Regina Heffernan (1)

Thomas A. Hutton, Esq.

Brian Lobley (1)

Marcy Feldman Rost (1)

Richard L. Snyder, M.D. (1)

Paul A. Tufano, Esq.

(1) IHG and IBC LLC only.

Position

Chief Executive Officer

Executive Vice President, Chief Financial Officer and Treasurer

Executive Vice President and Chief Human Resources Officer

Executive Vice President, General Counsel & Corporate Secretary

Executive Vice President, Health Markets

Executive Vice President, Chief Strategy and Communications Officer

Executive Vice President, Facilitated Health Networks and Chief Medical Officer

President – Independence Health Group and Chairman and Chief Executive Officer - AmeriHealth Caritas